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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Pure Earth, Inc.
(Name of Issuer)

Common Stock, $.001 Par Value Per Share
(Title of Class of Securities)

74623L 10 5
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 74623L 10 5	Schedule 13G	Page 2 of 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Scott Tucker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 (1)
	6	SHARED VOTING POWER 883,814 (1)
	7	SOLE DISPOSITIVE POWER 0 (1)
	8	SHARED DISPOSITIVE POWER 883,814 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 883,814 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0% (1) (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Subject to the responses contained in Item 4 herein.
(2)
The percentage of Common Stock reported herein as being beneficially owned by Mr. Tucker is based on 17,575,399 shares of Common Stock outstanding as of December 31, 2009, which information has been provided to Mr. Tucker by Pure Earth, Inc.

CUSIP NO. 74623L 10 5	Schedule 13G	Page 3 of 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Black Creek Capital Corp. 54-2084097
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 (1)
	6	SHARED VOTING POWER 848,889 (1)
	7	SOLE DISPOSITIVE POWER 0 (1)
	8	SHARED DISPOSITIVE POWER 848,889 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 848,889 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8% (1) (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Subject to the responses contained in Item 4 herein.
(2)
The percentage of Common Stock reported herein as being beneficially owned by Black Creek Capital Corp. (“Black Creek”) is based on 17,575,399 shares of Common Stock outstanding as of December 31, 2009, which information has been provided to Black Creek by Pure Earth, Inc.

Item 1(a).	Name of Issuer:

Pure Earth, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

One Neshaminy Interplex, Suite 201
Trevose, PA  19053

Item 2(a).	Name of Person Filing:

Scott Tucker
Black Creek Capital Corp. (“Black Creek”)

(each, a “Reporting Person”, and collectively, the “Reporting Persons”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

For each Reporting Person:

10895 Lowell, Suite 100
Overland Park, KS  66210

Item2(c).	Citizenship:

The responses provided in Row 4 on the cover page with respect to each Reporting Person are incorporated by reference herein in response to this Item 2(c).

Item 2(d).	Title of Class of Securities:

Common stock, par value $0.001 per share (“Common Stock”)

Item 2(e).	CUSIP Number:

74623L 10 5

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Neither Reporting Person is a person or group specified in Item 3 to Schedule 13G.

Item 4.	Ownership.

(a)         Amount beneficially owned:  As of December 31, 2009, and subject to the information included in this Item 4, (i) Mr. Tucker beneficially owned in the aggregate 883,814 shares of Common Stock, including (A) 34,925 shares of Common Stock owned by the Kim C. Tucker Living Trust; and (B) 848,889 shares of Common Stock owned by Black Creek; and (ii) Black Creek beneficially owned 848,889 shares of Common Stock, including 22,222 shares of Common Stock underlying a warrant held by Black Creek.

The filing of this Schedule 13G shall not be construed as an admission that (a) either of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any equity securities covered by this Schedule 13G or (b) that this Schedule 13G is legally required to be filed by each of the Reporting Persons.

(b)           Percent of class:

The responses provided in Row 11 on the cover page with respect to each Reporting Person are incorporated by reference herein in response to this Item 4(b).1

(c)           (i)         Number of shares as to which Mr. Tucker has:

(A)	sole power to vote or to direct the vote: 0 shares of Common Stock

(B)
shared power to vote or to direct the vote:  883,814 shares of Common Stock, including (I) 34,925 shares of Common Stock owned by the Kim C. Tucker Living Trust; and (II) 848,889 shares of Common Stock beneficially owned by Black Creek

(C)	sole power to dispose or to direct the disposition of: 0 shares of Common Stock

(iv)
shared power to dispose or to direct the disposition of:  883,814 shares of Common Stock, including (I) 34,925 shares of Common Stock owned by the Kim C. Tucker Living Trust; and (II) 848,889 shares of Common Stock beneficially owned by Black Creek

(ii)         Number of shares as to which Black Creek has:

(A)	sole power to vote or to direct the vote: 0 shares of Common Stock

(B)
shared power to vote or to direct the vote:  848,889 shares of Common Stock, which include 22,222 shares of Common Stock underlying a warrant held by Black Creek, all of which shares are also beneficially owned by Mr. Tucker

(C)	sole power to dispose or to direct the disposition of: 0 shares of Common Stock

(D)
shared power to dispose or to direct the disposition of:  848,889 shares of Common Stock, which include 22,222 shares of Common Stock underlying a warrant held by Black Creek, all of which shares are also beneficially owned by Mr. Tucker

Item 5.	Ownership of Five Percent or Less of a Class:

This statement reports the fact that as of December 31, 2009, Black Creek has ceased to be the beneficial owner of more than 5 percent of the Common Stock.

1 The percentage of Common Stock beneficially owned by each of the Reporting Persons is based on information provided by the Issuer as of December 31, 2009.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Black Creek is the beneficial owner of 848,889 shares of Common Stock that are also beneficially owned by Mr. Tucker.  Thus, each of the Reporting Persons may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2010	/s/ Scott Tucker
Scott Tucker

BLACK CREEK CAPITAL CORP.

Date: February 16, 2010	By:	/s/ Tim Muir
Tim Muir
President

AGREEMENT

Pursuant to Rule 13d-1(k)(1)(iii)
Under the Securities Exchange Act of 1934

The undersigned hereby agree that this Amendment No. 1 on Schedule 13G/A to which this Agreement relates, filed pursuant to the Securities Exchange Act of 1934 and executed by each of the undersigned of even date herewith, is filed on behalf of each of the undersigned.

DULY EXECUTED this 16th day of February, 2010.

/s/ Scott Tucker
Scott Tucker

BLACK CREEK CAPITAL CORP.

By:	/s/ Tim Muir
Tim Muir
President